UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )

lAVA THERAPEUTICS N.V.

(Name of Issuer)

Common Shares, €0.12 par value

(Title of Class of Securities)

N51517105

(CUSIP Number)

March 29, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N51517105

1	Name of Reporting Person Redmile Group, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 2,824,409 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,824,409 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,824,409 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 11.1%(2)
12	Type of Reporting Person (See Instructions) IA, OO

(1) Redmile Group, LLC’s beneficial ownership of the Issuer’s common shares (“Common Shares”) is comprised of: (i) 2,074,372 Common Shares held by Redmile Biopharma Investments II, L.P., (ii) 464,499 Common Shares held by Redmile Strategic Master Fund, LP, and (iii) 285,538 Common Shares held by Redmile Capital Offshore II Master Fund, Ltd. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles listed in items (i) through (iii) (collectively, the “Redmile Affiliates”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Affiliates and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the principal of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) Percentage based on 25,352,257 Common Shares outstanding after the Issuer’s initial public offering, as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on March 26, 2021 (the “Final Prospectus”).

CUSIP No. N51517105

1	Name of Reporting Person Jeremy C. Green
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 2,824,409 (3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,824,409 (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,824,409 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 11.1%(4)
12	Type of Reporting Person (See Instructions) IN, HC

(3) Jeremy C. Green’s beneficial ownership of Common Shares is comprised of: (i) 2,074,372 Common Shares held by Redmile Biopharma Investments II, L.P., (ii) 464,499 Common Shares held by Redmile Strategic Master Fund, LP, and (iii) 285,538 Common Shares held by Redmile Capital Offshore II Master Fund, Ltd. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles listed in items (i) through (iii) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Affiliates and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the principal of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(4) Percentage based on 25,352,257 Common Shares outstanding after the Issuer’s initial public offering, as disclosed in the Final Prospectus.

CUSIP No. N51517105

1	Name of Reporting Person Redmile Biopharma Investments II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 2,074,372
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,074,372

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,074,372
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 8.2%(5)
12	Type of Reporting Person (See Instructions) PN

(5) Percentage based on 25,352,257 Common Shares outstanding after the Issuer’s initial public offering, as disclosed in the Final Prospectus.

Item 1.

(a)	Name of Issuer

LAVA Therapeutics N.V.

(b)	Address of Issuer’s Principal Executive Offices

Yalelaan 60, 3584 CM Utrecht, The Netherlands

Item 2.

(a)	Names of Persons Filing

Redmile Group, LLC
Jeremy C. Green
Redmile Biopharma Investments II, L.P.

(b)	Address of Principal Business office or, if None, Residence

Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Redmile Biopharma Investments II, L.P.
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

(c)	Citizenship

Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
Redmile Biopharma Investments II, L.P.: Delaware

(d)	Title of Class of Securities

Common Shares, €0.12 par value

(e)	CUSIP Number

N51517105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

__________

Item 4.	Ownership.

(a)	Amount beneficially owned:

Redmile Group, LLC – 2,824,409 (1)
Jeremy C. Green – 2,824,409 (1)
Redmile Biopharma Investments II, L.P. – 2,074,372 (2)

(b)	Percent of class:

Redmile Group, LLC – 11.1% (3)
Jeremy C. Green – 11.1% (3)
Redmile Biopharma Investments II, L.P. – 8.2% (3)

(c)	Number of shares as to which Redmile Group, LLC has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

2,824,409 (1)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

2,824,409 (1)

Number of shares as to which Jeremy C. Green has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

2,824,409 (1)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

2,824,409 (1)

Number of shares as to which Redmile Biopharma Investments II, L.P. has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

2,074,372 (2)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

2,074,372 (2)

(1)	Redmile Group, LLC’s and Jeremy C. Green’s beneficial ownership of the Issuer’s Common Shares is comprised of: (i) 2,074,372 Common Shares held by Redmile Biopharma Investments II, L.P., (ii) 464,499 Common Shares held by Redmile Strategic Master Fund, LP, and (iii) 285,538 Common Shares held by Redmile Capital Offshore II Master Fund, Ltd., which may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2)	Redmile Biopharma Investments II, L.P.’s beneficial ownership of Common Shares is comprised of 2,074,372 Common Shares held directly by Redmile Biopharma Investments II, L.P. As noted in footnote 1 above, these shares may be deemed beneficially owned by Redmile Group, LLC as investment manager of Redmile Biopharma Investments II, L.P. These shares may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3)	Percentage based on 25,352,257 Common Shares outstanding after the Issuer’s initial public offering, as disclosed in the Final Prospectus.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2021

Redmile Group, LLC

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

/s/ Jeremy C. Green
Jeremy C. Green

Redmile Biopharma Investments II, L.P.
By: Redmile Group, LLC, its investment manager

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Exhibit A

Redmile Group, LLC and Redmile Biopharma Investments II, L.P. are the relevant entities for which Jeremy C. Green may be considered a control person.